HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

March 27, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:   Logility, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2006

File No. 000-23057

Response to Letter Dated March 21, 2007

Dear Mr. Krikorian:

On behalf of our client, Logility, Inc. (the “Company”), we are responding to a comment received from you with respect to the above Report. We have included and responded to your comment below. All page references refer to pages in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2006.

Form 10-K for the Fiscal Year Ended April 30, 2006

Consolidated Statements of Operations, page 53

1.	We note that you exclude capitalized software from your research and development financial statement caption and have separately presented the amount of capitalized software that has been excluded from research and development expense. This presentation does not comply with Rule 5-03(b)(3) of Regulation S-X because you have not presented your actual research and development operating costs. Please revise future filings to present your actual research and development operating costs and eliminate the separate presentation of your capitalized software on the face of your consolidated statement of operations.

The Company acknowledges the Staff’s comment and will revise future filings to present research and development costs net of capitalized software on the face of the Company’s consolidated statement of operations.

Mr. Stephen Krikorian

March 27, 2007

* * * * *

The Company has represented to us that it acknowledges the following and has authorized us to include the following statements in this letter:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing of its Form 10-K and for the Fiscal Year ended April 30, 2006;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,

/s/ Henry B. Levi
Henry B. Levi FOR GAMBRELL & STOLZ, LLP

HBL/git

BX1513

cc:	Mr. Vincent C. Klinges

Mr. Herman Moncrief